April 25, 2019

Patrick J. Mahaffy
President and Chief Executive Officer
Clovis Oncology, Inc.
5500 Flatiron Parkway, Suite 100
Boulder, CO 80301

       Re: Clovis Oncology, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 15, 2019
           File No. 001-35347

Dear Mr. Mahaffy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Thomas Mark, Esq.